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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

LIPMAN ELECTRONIC ENGINEERING, LTD.

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(Name of Issuer)

Ordinary Shares, par value NIS1.00 per share**

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(Title of Class of Securities)

M6772H101

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(CUSIP Number)

Saul Kaszovitz, Esq.

Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP

750 Lexington Avenue

23rd Floor

New York, New York 10022

(212) 888-8200

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(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 26, 2004***

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

***  The reporting persons acquired the subject securities in September 2002 while the Issuer’s securities were traded on the Tel Aviv Stock Exchange.  The Issuer’s securities commenced trading on Nasdaq on January 26, 2004.

SEC 1746  (11-03)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. M6772H101

NAME OF REPORTING PERSON:  Mez-Op Holdings, Ltd. (Israel)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

WC and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

2,130,000 shares (1) (2)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

2,130,000 shares (1) (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,130,000 shares (1) (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.48%

14

TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Includes 243,430 shares held by the reporting person, Mez-Op Holdings Ltd., an Israeli corporation (“Mez-Op”), in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

(2)

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 2,130,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

CUSIP No. M6772H101

1

NAME OF REPORTING PERSON: First Israel Mezzanine Investors, Ltd. (Israel)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

WC and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

2,130,000 shares (1) (2)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

2,130,000 shares (1) (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,130,000 shares (1) (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.48%

14

TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Includes 243,430 shares held by the reporting person, Mez-Op Holdings Ltd., an Israeli corporation (“Mez-Op”), in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

(2)

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 2,130,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

CUSIP No. M6772H101

1

NAME OF REPORTING PERSON: FIMI 2001 Ltd. (Israel)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

WC and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

2,130,000 shares (1) (2)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

2,130,000 shares (1) (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,130,000 shares (1) (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.48%

14

TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Includes 243,430 shares held by the reporting person, Mez-Op Holdings Ltd., an Israeli corporation (“Mez-Op”), in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

(2)

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 2,130,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

Item 1:

Security and Issuer.

The securities to which this Schedule 13D relates are the Ordinary Shares, par value NIS1.00 per share, of Lipman Electronic Engineering, Ltd., a corporation organized under the laws of the State of Israel (the “Company”).  The address of the Issuer's principal executive office is 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

Item 2:

Identity and Background.

(i)

Mez-Op Holdings, Ltd. (“Mez-Op”) is a corporation organized under the laws of the State of Israel. Its principal business is investment in securities.

(ii)

First Israel Mezzanine Investors, Ltd. is a corporation organized under the laws of the State of Israel, and it is one of the holders of a power of attorney to control the affairs of Mez-Op.  Its principal business is investment in securities.

(iii)

FIMI 2001, Ltd. is a corporation organized under the laws of the State of Israel and it is one of the holders of a power of attorney to control the affairs of Mez-Op.  Its principal business is investment in securities.

(iv)

Messrs. Ishay Davidi and Yarom Oren, private investors by profession, are citizens of the State of Israel and the sole directors of Mez-Op.

The principal business address for each of the reporting and other enumerated persons is c/o FIMI 2001 Ltd., Rubenstein House, 37 Petach Tikva Rd., Tel-Aviv 7317, Israel.

During the last five years, none of the reporting and other enumerated persons have either been convicted in a criminal proceeding  (excluding  traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting or other enumerated person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:

Source and Amount of Funds or Other Consideration.

A portion of the funds used to acquire the subject shares consisted of loan proceeds from Bank Hapoalim (Israel) pursuant to a commercial loan made in the ordinary course.  Pursuant to the terms of its loan agreement with such lender, Mez-Op has pledged the securities disclosed hereunder to such lender pending the repayment in full of the loan.

Item 4:

Purpose of the Transaction.

The Shares were acquired for investment purposes only.

Mivtach Shamir Holdings, Ltd. (“Mivtach”), which owns 4,765,108 ordinary shares, or 16.73% of the outstanding voting securities of the Issuer, and Mez-Op entered into a shareholders' agreement in August 2002 (the “Mez-Op/Mivtach Agreement”), which agreement terminates upon the disposition of more than 60% of the ordinary shares held by either Mivtach or Mez-Op on the date of such agreement.

(a)

During the first five years of the Mez-Op/Mivtach Agreement, if either party desires to sell or otherwise transfer any or all of the ordinary shares owned or otherwise held by it that is equal to or more than five percent of the Issuer’s outstanding ordinary shares, then the selling party must offer the ordinary shares to the other party at the same price the selling party seeks to receive from a third party.

(d)

The Mez-Op/Mivtach Agreement requires the parties thereto to vote all of the ordinary shares owned or otherwise held by them to elect to the Board certain pre-determined individuals, including (i) two members designated by Mez-Op, (ii) three members designated by Mivtach, and (iii) subject to applicable law, two external directors mutually acceptable to both Mivtach and Mez-Op.

(e)

Under the Mez-Op/Mivtach Agreement, subject to applicable law, Mivtach and Mez-Op have agreed to use their best efforts to cause the Issuer to distribute cash dividends to its shareholders during each of the five years that commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. This agreement to cause dividend distributions terminates on the date the aggregate amount of dividends the Issuer shall have distributed after July 1, 2002 equals $22.5 million.   Subject to their agreement to cause dividend distributions as described above and applicable law, Mivtach and Mez-Op also agreed to use their best efforts to cause the Issuer’s shareholders' equity to be equal to at least 50% of its total assets at the end of each fiscal period, in each case, not less than $55.5 million.

Item 5:

Interest in Securities of the Issuer.

(a)

Mez-Op beneficially owns 2,130,000 Shares, which constitutes 7.48% of the class, and which includes 243,430 shares held in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 2,130,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

(b)

For purposes of Section 13(d), the reporting persons may be deemed to share the power to vote and direct the vote of 2,130,000 shares, constituting 7.48% of the class.

(d)

Under the Mez-Op/Mivtach Agreement, subject to applicable law, Mivtach and Mez-Op have agreed to use their best efforts to cause the Issuer to distribute cash dividends to its shareholders during each of the five years that commenced July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. This agreement to cause dividend distributions terminates on the date the aggregate amount of dividends the Issuer shall have distributed after July 1, 2002 equals $22.5 million.   Subject to their agreement to cause dividend distributions as described above and applicable law, Mivtach and Mez-Op also agreed to use their best efforts to cause the Issuer’s shareholders' equity to be equal to at least 50% of its total assets at the end of each fiscal period, in each case, not less than $55.5 million.

Item 6:

Contracts, Arrangements,  Understandings or Relationship with Respect to Securities of the Issuer.

None, other than the agreements described in response to Items 3, 4 and 5, above.

Item 7:

Exhibits

(a)

Joint Filing Agreement

(b)

August 2002 Agreement by and between Mez-Op Holdings Ltd. and Mivtach Shamir Holdings, Ltd.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  4/14/05

MEZ-OP HOLDINGS, LTD.

By:

/s/Ishay Davidi

Name:  Ishay Davidi

Title:

CEO

MEZ-OP HOLDINGS, LTD.

By:

/s/Yarom Oren

Name:  Yarom Oren

Title:

Partner

FIRST ISRAEL MEZZANINE INVESTORS, LTD.

By:

/s/ Ishay Davidi

Name: Ishay Davidi

Title:

 CEO

FIMI 2001, LTD.

By:

/s/ Ishay Davidi

Name:  Ishay Davidi

Title:   CEO

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 7(a)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Lipman Electronic Engineering, Ltd. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf of the date indicated:

Date:  4/14/05

MEZ-OP HOLDINGS, LTD.

By:

/s/ Ishay Davidi

Name:  Ishay Davidi

Title:  CEO

MEZ-OP HOLDINGS, LTD.

By:

/s/Yarom Oren

Name:  Yarom Oren

Title:

Partner

FIRST ISRAEL MEZZANINE INVESTORS, LTD.

By:

/s/ Ishay Davidi

Name:  Ishay Davidi

Title:

CEO

FIMI 2001, LTD.

By:

/s/ Ishay Davidi

Name:  Ishay Davidi

Title:

 CEO

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